UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

LIHUA INTERNATIONAL, INC.

(Name of Company)

Common Stock, par value $.0001 per share

 (Title of Class of Securities)

None.

 (CUSIP Number)

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 9 Pages)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Securities Exchange Act (the “Act”) but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. None.	13D	Page 2 of 9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Magnify Wealth Enterprise Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,862,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,044,318*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,862,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.4%**
14	TYPE OF REPORTING PERSON* CO

*Of the 13,862,500 shares of Common Stock beneficially owned by the Reporting Person, 6,818,182 shares were deposited into escrow (the “Make Good Shares”) pursuant to the terms of a Securities Escrow Agreement dated as of October 31, 2008 (the “Escrow Agreement”), a copy of which is filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on November 6, 2008 and is incorporated herein by reference, pursuant to which, if the Company does not meet certain performance thresholds for the fiscal year ended December 31, 2008 and 2009, the Make Good Shares will be distributed pro-rata to the investors named in the Escrow Agreement. The Reporting Person retains voting power over the Make Good Shares before such shares are delivered to such investors.

**Based on the beneficial ownership of 13,862,500shares of Common Stock of the Reporting Person and 15,000,000 shares of total Common Stock issued and outstanding as of October 31, 2008, the Reporting Person holds approximately 92.4% of the issued and outstanding Common Stock of the Company.

CUSIP No. None.	13D	Page 3 of 9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CHU FU HO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG, PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,862,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,044,318*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,862,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.4%**
14	TYPE OF REPORTING PERSON* IN

*Of the 13,862,500 shares of Common Stock beneficially owned by the Reporting Person, 6,818,182 shares were deposited into escrow (the “Make Good Shares”) pursuant to the terms of a Securities Escrow Agreement dated as of October 31, 2008 (the “Escrow Agreement”), a copy of which is filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on November 6, 2008 and is incorporated herein by reference, pursuant to which, if the Company does not meet certain performance benchmarks for the fiscal year ended December 31, 2008 and 2009, the Make Good Shares will be distributed pro-rata to the investors named in the Escrow Agreement. The Reporting Person retains voting power over the Make Good Shares before such shares are delivered to such investors.

**Based on the beneficial ownership of 13,862,500 shares of Common Stock of the Reporting Person and 15,000,000 shares of total Common Stock issued and outstanding as of October 31, 2008, the Reporting Person holds approximately 92.4% of the issued and outstanding Common Stock of the Company.

Page 4 of 9 Pages

Item 1.  Security and Company.

This statement relates to the common stock, par value $.0001 per share (the “Common Stock”), of Lihua International, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is c/o Lihua Holdings Limited, Houxiang Five-Star Industry District, Danyang City, Jiangsu Province, PRC 212312.

Item 2.  Identity and Background.

(a)  This Schedule 13D is being filed by:

(i)  Magnify Wealth Enterprise Limited, a corporation organized under the laws of the British Virgin Islands (“Magnify”); and

(ii)  Mr. Chu Fu Ho (“Mr. Chu”), a citizen of Hong Kong and sole member of Magnify.

The foregoing person are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(iii) Mr. Zhu Jian Hua (“Mr. Zhu”), a citizen of the P.R.C., as the sole director of Magnify is required to provide the information called for by Items 2 through 6 of this Schedule 13D. The disclosure of any such information in this Schedule 13D shall not be construed as an admission that Mr. Zhu is the beneficial owner of any securities covered by this Schedule 13D.

(b)  (i)The place of organization of Magnify is the British Virgin Islands. The address of the business and the principal office of Magnify is Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.

(ii) Mr. Chu’s business address is Flat B, 16/F., Regent On the Hill, 183 Hammer Hill Road, Diamond Hill, Kowloon, Hong Kong.

(iii) Mr. Zhu’s business address is Houxiang Five-Star Industry District, Danyang City, Jiangsu Province, PRC 212312

(c)  (i)Magnify is a holding company.

(ii) Mr. Chu is a business man.

(iii) Mr. Zhu is the Chief Executive Officer, President and a Director of the Company.

(d)  During the past five years, neither of the Reporting Persons, nor Mr. Zhu have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  During the past five years, neither of the Reporting Persons, nor Mr. Zhu have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 5 of 9 Pages

Item 3.  Source and Amount of Funds and Other Consideration.

On October 31, 2008 (the “Closing Date”), pursuant to a Share Exchange Agreement, by and among the Company, Magnify, Ally Profit Investments Limited, a British Virgin Islands company (the “Ally Profit”) and those persons set forth on Schedule I therein as Lihua Controlling Stockholders (the “Share Exchange Agreement”), Magnify was issued 14,025,000 shares of Common Stock, representing 93.5% of the issued and outstanding shares of Common Stock, in exchange for the transfer to the Company of 100 shares of Ally Profit, owned by Magnify, which represented 100% of the issued and outstanding shares of Ally Profit (the “Share Exchange”). Additionally, Magnify paid to the Company the sum of US$100,000 in consideration for the consummation of the Share Exchange of which $45,061 was used for the repurchase of 5,817,024 shares of Common Stock held by the Lihua Controlling Stockholders concurrently with the Share Exchange, pursuant to a Repurchase Agreement, and the remaining $54,939 was used for the repayment of outstanding loans and payables of the Company. As a result of the Share Exchange, Ally Profit became a wholly-owned subsidiary of the Company. Immediately after the consummation of the Share Exchange, Magnify transferred 162,500 shares of Common Stock in the aggregate to certain officers of the Company for no consideration.

The foregoing description of the Share Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Exchange Agreement, attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 6, 2008 and is incorporated herein by reference.

Item 4.  Purpose of Transaction.

The purpose of the Share Exchange was for the Company to acquire 100% ownership of Ally Profit, which has business operations in China through its indirectly owned subsidiaries, and for Magnify to obtain a controlling interest in the Company.

Prior to the consummation of the Share Exchange, our Board of Directors was comprised of three directors, Mr. Philip Wagenheim, Mr. Cliff Chapman and Mr. Michael Rapp. On the Closing Date, Messrs. Wagenheim and Chapman resigned as directors, and Mr. Rapp appointed Mr. Zhu Jianhua, Ms. Wang Yaying and Mr. Roy Yu to serve as directors of the Board of Directors. Immediately thereafter, Mr. Rapp resigned from the Board of Directors. On the Closing Date, Mr. Rapp and Mr. Wagenheim resigned from their positions as President and Secretary, respectively.

At the date of this Schedule 13D, neither the Reporting Persons, nor Mr. Zhu, except as set forth in this Schedule 13D, have any other plans or proposals which relate to or would result in:

(a)  the acquisition by any person of additional securities of the Company;

(b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)  a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d)  any change in the present board of directors or management of the Company, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

Page 6 of 9 Pages

(e)  any material change in the present capitalization or dividend policy of the Company;

(f)  any other material change in the Company’s business or corporate structure;

(g)  changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any other person;

(h)  causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j)  any similar action to those enumerated above.

Item 5.  Interest in Securities of the Company.

(a)  (i)Upon the consummation of the Share Exchange, Magnify beneficially owned 14,025,000 shares of Common Stock, representing 93.5% of the issued and outstanding Common Stock. Immediately thereafter Magnify transferred 162,500 shares of the Common Stock to certain officers of the Company. As a result of the transfer, Magnify owns 13,862,500 shares of Common Stock, representing 92.4% of the issued and outstanding Common Stock.

(ii) Mr. Chu, as the sole member of Magnify may be deemed to be the beneficiary owner having power to direct the voting and disposition of the Common Stock held by Magnify.

(iii) Mr. Zhu does not own any shares of Common Stock.

(b)  (i) Magnify beneficially owns an aggregate of 13,862,500 shares of Common Stock, consisting of: (i) 7,044,318 shares of Common Stock in which it has the sole power to vote or direct to vote, and the sole power to dispose of or direct the disposition of; and (ii) as more fully described in Item 6 below, 6,818,182 shares of Common Stock deposited into escrow (the “Make Good Shares”) pursuant to the Securities Escrow Agreement dated as of October 31, 2008 (the “Escrow Agreement”), representing in the aggregate approximately 92.4% of the total issued and outstanding shares of Common Stock.

(ii) Mr. Chu directly owns none of the Common Stock, although he may be deemed the beneficial owner of the 13,862,500 shares of Common Stock as sole member of Magnify pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”).

(iii) Mr. Zhu is not the beneficial owner of any shares of Common Stock.

(c)  On October 31, 2008, immediately after the consummation of the Share Exchange, Magnify transferred 162, 500 shares of the Common Stock to certain officers of the Company for no consideration. Other than the foregoing, the acquisition of the shares as reported in this Schedule 13D, and the escrow of the Make Good Shares, no actions in the Common Stock were effected during the past sixty (60) days by the Reporting Persons or Mr. Zhu;

Page 7 of 9 Pages

(d)  To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from or the proceeds from the sale of the 13,862,500 shares of Common Stock reported in Item 5(b), except that in the event of the release to the Investors of any or all of the Make Good Shares initially held in escrow under the Escrow Agreement described in Section 6 below, such Investors will have the right to receive, or the power to direct the receipt of dividends from or the proceeds from the sale of such number of Make Good Shares that are released to the Investors.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

In connection with the Share Exchange, the Company simultaneously consummated a private placement of units, consisting of series A preferred stock and warrants to certain accredited investors on October 31, 2008 (the “Private Placement”). As an inducement to such investors to participate in the Private Placement, Magnify, Mr. Chu, as the sole member of Magnify, and Mr. Zhu as the Chief Executive Officer, President and a director of the Company, each entered into lock up agreements, dated October 31, 2008 (the “Lock-up Agreements”), with the Company, whereby the Reporting Persons and Mr Zhu agreed that they would not sell any shares of Common Stock that they presently own or may acquire after the Closing Date until a date that is twenty four (24) months following the date that the Common Stock is listed and traded on the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select, the American Stock Exchange, the New York Stock Exchange, or any successor market thereto (the “National Stock Exchange”), as the case may be (the “Lock-up Period”). The Reporting Persons and Mr. Zhu further agreed that during the twelve (12) months immediately following the Lock-up period, the Reporting Persons and Mr. Zhu shall not transfer shares of Common Stock in an amount greater than ten percent (10%) of the prior calendar month’s trading volume as reported by the National Stock Exchange on which it is listed. The Lock-Up Agreements do, however, allow for the private resale of shares of Common Stock, upon the prior written consent of one of the investors in the Private Placement.

Magnify also entered into the Escrow Agreement, pursuant to which Magnify initially placed 6,818,182 Make Good Shares in an escrow account. The Make Good Shares are being held as security for the achievement of $12 million in audited net income and $0.50 earnings per share for the fiscal year 2008 ( the “2008 Performance Threshold”) and $18 million in audited net income and $0.76 earnings per share for the fiscal year 2009 (the “2009 Performance Threshold”). In the event the Company consummates a bona fide initial public offering of Common Stock such shares of Common Stock that are sold up to the first $5 million of such initial public offering shall be excluded from the calculation of 2009 Performance Threshold. If the Company achieves the 2008 Performance Threshold and the 2009 Performance Threshold, the Make Good Shares will be released back to Magnify. If either the 2008 Performance Threshold or 2009 Performance Threshold is not achieved, an aggregate number of Make Good Shares (such number to be determined by the formula set forth in the Escrow Agreement) will be distributed to the Investors, based upon the number of shares of series A preferred stock (on an as converted basis) purchased in the Private Placement and still beneficially owned by such Investor at such time. Pursuant to the Escrow Agreement, if any Make Good Shares are delivered to Investors as a result of the Company’s failure to fully achieve the 2008 Performance Thresholds, Magnify shall deliver that number of additional shares of Common Stock as is necessary to maintain 100% of the number of original Make Good Shares in the escrow account at all times. With respect to the 2008 and 2009 performance targets, net income shall be defined in accordance with US GAAP and reported by us in our audited financial statements for each of 2008 and 2009, plus any amounts that may have been recorded as charges or liabilities on the 2008 and 2009 audited financial statements, respectively, as a result of (i) the Private Placement, including without limitation, as a result of the issuance and/or conversion of the Investor Shares, (ii) the release of the Make Good Shares to Magnify pursuant to the terms of the Escrow Agreement, and (iii) the issuance of ordinary shares of Magnify to Mr. Zhu, upon the exercise of options granted to Mr. Zhu by Magnify.

Page 8 of 9 Pages

The foregoing description of the Escrow Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Escrow Agreement attached as Exhibit 10.4, to the Company’s Current Report on Form 8-K filed with the SEC on November 6, 2008 and is incorporated herein by reference. A copy of the Form of Lock-up Agreements is incorporated herein by reference and is filed as Exhibit 10.1 to this Schedule 13D.

Except as disclosed herein and in the Current Report on Form 8-K filed by the Company on November 6, 2008 and the Lock-up Agreements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

2.1	Share Exchange Agreement, dated October 31, 2008(1)

10.1	Form of Lock-Up Agreement

10.2	Securities Escrow Agreement, dated October 31, 2008 (1)

(1) Incorporated by reference to the Current Report on Form 8-K filed by the Company on November 6, 2008.

Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: November 10, 2008

MAGNIFY WEALTH ENTERPRISE LIMITED

By:	/s/ Zhu Jianhua
Name: Zhu Jianhua
Title: Director

/s/ Chu Fu Ho
CHU FU HO